

February 20, 2015

Mr. Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

> Re: ETF Plus 1 Trust ("Trust")
>   File No. 811-23019

Dear Mr. Strauss:

On January 23, 2015, the Trust filed a registration statement on Form N-1A under the Investment Company Act of 1940 ("Company Act") to register a new series, the 1-3 Month Liquidity Bonds ETF ("Fund"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Cover Page

1. The prospectus states that the Fund will be named the "*1-3 Month Liquidity Bonds ETF.*" The prospectus states on page 3 under the caption "*Principal Investment Strategies*" that "[*t*]*he Fund is not a money market fund*…" [Emphasis added.] Therefore, given the Fund's representation, the use of the term "liquidity" in the Fund name is violative of rules 2a-7(b)(2) and (3) under the Investment Company Act of 1940.

Determination of Net Asset Value (p. 14)

2. The prospectus states in the third paragraph that "[*s*]*hort-term investments having a maturity of 60 days or less are generally valued at amortized cost.*" [Emphasis added.] Please describe how the fund intends to comply with Commission's guidance on the use of amortized cost for securities with a maturity of 60 days or less. *See* Money Market Reform; Amendments to Form PF, SEC Rel. No. IC-31166 at 273 (July 23, 2014) *available at* http://www.sec.gov/rules/final/2014/33-9616.pdf.

Statement of Additional Information

Board of Trustees of the Trust (pp.7-10)

3. The section is materially incomplete. As noted below, the staff may have additional comments.

Securities Lending (p.16)

4. The paragraph states that the "*Mr. Abarbanel is the owner and CEO of Contact Prime Brokerage, Ltd. ("Contact Prime Brokerage"), an Israeli based firm which specializes in securities lending. The Fund may from time to time enter into a securities lending transaction with a Borrower that has also borrowed securities from Contact Prime Brokerage. Mr. Abarbanel has agreed that in the event of a default by any such Borrower, Contact Prime Brokerage will subordinate its interest to that of the Fund.*" Describe the Fund's compliance with all regulatory requirements related to securities lending, including collateralization and indemnification, whether the Fund is using a lending agent, and whether the loan agreements address subordination.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6852.

Sincerely,

/s/ Catherine C. Gordon

Catherine C. Gordon
Senior Counsel